December 3, 2010

William H. Demarest IV

Staff Accountant

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Webster Preferred Capital Corporation

 Form 10-K for Fiscal Year Ended December 31, 2009

 Filed March 15, 2010

 File Number 0-23513

Dear Mr. Demarest

This letter is in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter dated November 19, 2010, regarding the above referenced filings of Webster Preferred Capital Corporation (“WPCC”). Below are the Staff’s comments in italics followed by our responses.

Form 10-K for the year ended December 31, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Nonperforming Loans, page 19

Comment:

1.	We have reviewed your response to prior comment 1. Your response indicates that non-performing loans increased as a result of proactive loan modifications. Please clarify if any of the modified loans were considered performing at the time that they were modified, and if so, the dollar amount of such loans.

Response:

The loans that were modified were comprised of both performing and non-performing loans. The following table reflects the number of loans, status, and dollar amount at the date of modification.

	Number of Loans	Dollar Amount
Current	3	$595,404
Past Due (30-89)	4	1,142,334
Non-Accrual	6	1,183,922

Total	13	$2,921,660

Comment:

2.	The comment above notwithstanding, we note that you believe that your disclosures are adequate. However, your disclosure under this heading makes only a general reference to the economy as an explanation for the increase in non-performing assets. In future filings please include a more robust discussion of the individual factors that have contributed to the increase both in terms of actual dollars and percentage of total loans.

Response:

In future filings the Company will include a more robust discussion of individual factors that have contributed to the increase.

*                    *                     *

Webster Preferred Capital Corporation hereby acknowledges that:

•	Webster Preferred Capital Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Webster Preferred Capital Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

If you have any questions concerning this letter, or if you would like additional information, please do not hesitate to call me at

Sincerely,

/s/ Theresa M. Messina

Theresa M. Messina
Chief Financial Officer